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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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LOANS TO SUBSIDIARIES

     On January 18, 2005, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 100,000,000,000 to Shinhan Card, our wholly-owned credit card subsidiary. The loan origination date is January 18, 2005. We will fund this loan through the issuance of commercial papers in the domestic market on January 18, 2005. The loan will have a maturity of 13 days and the interest rate will be our domestic funding rate plus 20 basis points. Shinhan Card will use the proceeds to release its temporary liquidity needs. As of January 18, 2005, total loans outstanding to Shinhan Card from us are amounting to KRW 1,150,000,000,000.

     * SUMMARY OF THE TRANSACTION:

     1. Name of the Subsidiary (debtor) :        Shinhan Card
     2. Aggregate Principal Amount of the Loan : KRW 100,000,000,000
     3. Loan Origination Date :                  January 18, 2005
     4. Total Loans to Shinhan Card :            KRW 1,150,000,000,000
        (as of January 18, 2005)
     5. Maturity :                               13 days
     6. Interest Rate :                          Our domestic funding rate plus
                                                 20 basis points
     7. Use of Proceeds :                        releasing temporary liquidity
                                                 needs
     8. Date of Approval :                       January 18, 2005

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : January 18, 2005